EXHIBIT 21.1

SUBSIDIARIES OF ALCO, INC.

NAME	% OWNED BY ALCO	JURISDICTION OF INCORPORATION	DOING BUSINESS AS

AL Marine Holdings, Inc.	100%	British Virgin Islands	AL Marine Holdings, Inc.

Andrew Liu & Company	100%	Hong Kong	Andrew Liu & Company

EduShip Asia, Ltd.	85%	Hong Kong	EduShip Asia, Ltd.

Chang An Consultants Limited	60%	Hong Kong	Chang An Consultants Limited